UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 29, 2016 (June 27, 2016)

RANGE RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-12209	34-1312571
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Throckmorton Street, Suite 1200, Fort Worth, Texas		76102
(Address of principal executive offices)		(Zip Code)

(817) 870-2601

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Range Resources Corporation, a Delaware corporation (“Range”), Memorial Resource Development Corp., a Delaware corporation (“MRD”), and Medina Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Range (“Merger Sub”), entered into an Agreement and Plan of Merger, dated May 15, 2016 (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth in the Merger Agreement, Range will acquire MRD in exchange for newly-issued shares of Range common stock, par value $0.01 per share (“Range Common Stock”), and Merger Sub will be merged with and into MRD, with MRD continuing as the surviving entity and a direct wholly-owned subsidiary of Range (the “Merger”).

Pursuant to Section 2.6 of the Merger Agreement, contingent upon the Merger closing, Range has agreed to (a) increase the size of the Range board of directors (the “Range Board”) by one member, effective as of the effective time of the Merger and (b) fill the Range Board vacancy created by that increase with one member of the existing MRD board of directors (the “MRD Board”) who has been designated by the existing MRD Board, subject to the review by, and approval and recommendation of, the Governance and Nominating Committee of the Range Board (the “Range Nominating Committee”).

In accordance with Section 2.6 of the Merger Agreement, the MRD Board designated Robert A. Innamorati for consideration by the Range Nominating Committee to be appointed to the Range Board, effective as of the consummation of the Merger. Mr. Innamorati currently serves as an independent MRD director and he has indicated his willingness to serve on the Range Board.

On June 27, 2016, at a joint meeting of the Range Nominating Committee and the Range Board, the Range Nominating Committee considered and unanimously recommended the appointment of Mr. Innamorati as a member of the Range Board. After receiving the Range Nominating Committee’s recommendation that Mr. Innamorati be appointed to the Range Board, the Range Board, by unanimous vote, contingent upon closing the Merger, increased the size of the Range Board by one director (for a total of ten directors) and appointed Mr. Innamorati to fill the open position on the Range Board.

Both the increase in the size of the Range Board and Mr. Innamorati’s appointment are subject to, and effective upon, the completion of the Merger. Therefore, if the Merger Agreement is terminated without the occurrence of the Merger, Mr. Innamorati will not serve as a Range director and the size of the Range Board will remain nine directors.

As Mr. Innamorati will serve as a non-employee director, subject to, and effective upon, the completion of the Merger, Range has not and will not enter into an employment agreement with Mr. Innamorati. If Mr. Innamorati becomes a Range director, he will receive the same compensation as Range’s other non-employee directors, prorated as appropriate. In this regard, on the date he becomes a Range director, Mr. Innamorati will receive an equity grant under Range’s 2005 Equity Based Compensation Plan consisting of a number of restricted shares of Range Common Stock (rounded to the nearest whole share) equal to a prorated annual director dollar value, divided by the closing price for the Range Common Stock on the date that his appointment becomes effective.

The Range Board determined that there are no conflicts of interest or related party transactions preventing Mr. Innamorati from serving on the Range Board and further determined that he qualifies as an “independent” director under the New York Stock Exchange definition of the term “independent” and the Securities and Exchange Commission’s definition of “non-employee director.”

The completion of the Merger is subject to the satisfaction or waiver of certain closing conditions as further described in Range’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 19, 2016, which is incorporated herein by reference.

Item 8.01	Other Events.

The information included in Item 5.02 is hereby incorporated into this Item 8.01 by reference.

Important Additional Information

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Range and MRD.

In connection with the proposed transaction, Range has filed a registration statement on Form S-4 (333-211994) on June 13, 2016 that includes a joint proxy statement of Range and MRD and also constitutes a prospectus of Range. Each of Range and MRD also plan to file other relevant documents with the SEC regarding the proposed transactions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. The definitive joint proxy statement/prospectus(es) for Range and/or MRD will be mailed to shareholders of Range and/or MRD, as applicable.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF RANGE AND/OR MRD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about Range and MRD, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Range will be available free of charge on Range’s website at http://www.rangeresources.com/ under the heading “Investors” or by contacting Range’s Investor Relations Department by email at lsando@rangeresources.com, damend@rangeresources.com, mfreeman@rangeresources.com, or by phone at 817-869-4267. Copies of the documents filed with the SEC by MRD will be available free of charge on MRD’s website at http://www.memorialrd.com under the heading “Investor Relations” or by phone at 713-588-8339.

Participants in the Solicitation

Range, MRD and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of MRD is set forth in its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 1, 2016. Information about the directors and executive officers of Range is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 8, 2016. These documents can be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from Range or MRD using the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RANGE RESOURCES CORPORATION

By:	/s/ David P. Poole
David P. Poole
Senior Vice President—General Counsel and Corporate Secretary

Date: June 29, 2016